HAINAN MANASLU ACQUISITION CORP.

B3406, 34F, West Tower, Block B

Guorui Building, 11 Guoxing Avenue

Haikou, Hainan Province, People’s Republic of China

VIA EDGAR

June 21, 2022

U.S. Securities & Exchange Commission
Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, NE

Washington, D.C. 20549

Attn: Melanie Singh and Maryse Mills-Apenteng

Re:	Hainan Manaslu Acquisition Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed May 6, 2022
File No. 333-261340

Dear Staff:

Hainan Manaslu Acquisition Corp. (the “Company”) hereby transmits its response to the comment letter (the “Comment Letter”) received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) on May 26, 2022, regarding the Amendment No. 3 to Registration Statement on Form S-1 filed with the Commission on May 6, 2022 (the “Registration Statement”).

Concurrently with the filing of this letter, the Company is hereby filing via Edgar Amendment No. 4 to the Registration Statement (the “Amendment No. 4”). For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Registration Statement and page references in the responses refer to Amendment No. 4. Unless otherwise indicated, capitalized terms herein will have the meanings assigned to them in Amendment No. 4.

Amendment No. 3 to Registration Statement on Form S-1

Description of Securities

Enforcement of Civil Liabilities, page 159

1.	We note your response to comment 6. Please identify each officer and/or director located in China or Hong Kong and disclose that it will be more difficult to enforce liabilities and enforce judgments on those individuals. In addition to discussing the limitations on investors' ability to effect service of process and enforce civil liabilities in China as well as the lack of reciprocity and treaties, please also address the associated costs and time constraints both here and in the related risk factor on page 75.

Response: The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the pages 75, 159 and 160 of Amendment No. 4.

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We thank you for your review of the foregoing and the Registration Statement. If you have further comments, please feel free to contact to our counsel, Richard I. Anslow, at ranslow@egsllp.com or by telephone at (212) 370-1300.

Sincerely,

/s/ Zhifan Zhou
Zhifan Zhou
Chairman and Chief Executive Officer

cc:	Richard I. Anslow, Esq.
Ellenoff Grossman & Schole LLP